UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 06/30/2010

Check here if Amendment [ ]; Amendment Number: ___
This Amendment (Check only one.): [ ] is a restatement
[ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: SC X Management, LLC
Address: 3000 Sand Hill Road
Bldg 4, Suite 250
Menlo Park, CA 94025

Form 13F File Number: 28-12108

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Moritz
Title: Managing Member
Phone: (650) 854-3927

Signature, Place, and Date of Signing:

Michael Moritz Menlo Park, California 08/12/2010

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

<PAGE>

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0
Form 13F Information Table Entry Total: 6
Form 13F Information Table Value Total: $356,148
(Thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

NONE

<PAGE>

SC X Management, LLC
FORM 13F INFORMATION TABLE
AS OF 06/30/2010

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
ALCATEL	ADR	013904305	376	148,083	SH		SOLE		148,083		
AMAZON.COM INC	COMMON	023135106	2,700	24,714	SH		SOLE		24,714		
ARUBA NETWORKS INC.	COMMON	043176106	188,197	13,216,047	SH		SOLE		13,216,047		
CISCO SYSTEMS INC.	COMMON	17275R102	15,258	715,981	SH		SOLE		715,981		
ISILON SYSTEMS INC.	COMMON	46432L104	149,607	11,651,603	SH		SOLE		11,651,603		
OPNEXT	COMMON	68375V105	10	6,362	SH		SOLE		6,362		

</TABLE>